UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ChinaCache International Holdings Ltd.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
16950M107
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16950M107
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Investor AB
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Sweden
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	48,278,836*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	48,278,836*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
48,278,836*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 12.1%*
(12) Type of Reporting Person (See Instructions): HC

* As of December 31, 2016 (the “Reporting Date”), (a) Investor Investments Asia Limited, a Cayman Islands company, holds (i) 31,365,156 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of ChinaCache International Holdings Ltd., a company organized under the laws of the Cayman Islands (the “Company”), and (ii) 97,181 American Depository Shares (the “ADS”) of the Company, (b) Investor Group Asia, L.P., a Guernsey limited partnership, holds (i) 13,442,720 Ordinary Shares of the Company, and (ii) 41,982 ADS of the Company, and (c) IGC Asia Fund V, L.P., a Delaware limited partnership (collectively, with Investor Investments Asia Limited and Investor Group Asia, L.P., the “Funds”), holds 77,772 ADS of the Company. Each ADS represents 16 Ordinary Shares. Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as of the Reporting Date, the Reporting Person is deemed to beneficially own 12.1% of the Company’s issued and outstanding Ordinary Shares. The Reporting Person’s 12.1% beneficial ownership is calculated based on the 400,069,875 Ordinary Shares issued and outstanding as of December 31, 2015 as reported in the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission on April 27, 2016.

Item 1(a). Name Of Issuer:
ChinaCache International Holdings Ltd.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Section A, Building 3 Dian Tong Creative Square No. 7 Jiuxianqiao North Road, Chaoyang District Beijing, 100015 People’s Republic of China
Item 2(a). Name of Person Filing:
Investor AB
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.
Item 2(c). Citizenship:
The Reporting Person is a limited liability company incorporated under the laws of Sweden.
Item 2(d). Title of Class of Securities:
Ordinary Shares, par value $0.0001 per share
Item 2(e). CUSIP No.:
16950M107
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	48,278,836*
(b) Percent of Class:	12.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	48,278,836*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	48,278,836*
(iv) Shared power to dispose or to direct the disposition of:	0*

__________________

* As of December 31, 2016 (the “Reporting Date”), (a) Investor Investments Asia Limited, a Cayman Islands company, holds (i) 31,365,156 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of ChinaCache International Holdings Ltd., a company organized under the laws of the Cayman Islands (the “Company”), and (ii) 97,181 American Depository Shares (the “ADS”) of the Company, (b) Investor Group Asia, L.P., a Guernsey limited partnership, holds (i) 13,442,720 Ordinary Shares of the Company, and (ii) 41,982 ADS of the Company, and (c) IGC Asia Fund V, L.P., a Delaware limited partnership (collectively, with Investor Investments Asia Limited and Investor Group Asia, L.P., the “Funds”), holds 77,772 ADS of the Company. Each ADS represents 16 Ordinary Shares. Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as of the Reporting Date, the Reporting Person is deemed to beneficially own 12.1% of the Company’s issued and outstanding Ordinary Shares. The Reporting Person’s 12.1% beneficial ownership is calculated based on the 400,069,875 Ordinary Shares issued and outstanding as of December 31, 2015 as reported in the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission on April 27, 2016.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

INVESTOR AB

By:	/s/ Michael V. Oporto
Name: Michael V. Oporto
Title: Authorized Signatory

By:	/s/ Noah Walley
Name: Noah Walley
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).